GLORI ACQUISITION CORP.

c/o Infinity-C.S.V.C. Management Ltd.

3 Azrieli Center (Triangle Tower)
42nd Floor, Tel Aviv, Israel, 67023

April 10, 2014

VIA EDGAR

Angie Kim, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Glori Acquisition Corp. Amendment No. 4 to Registration Statement on Form S-4 Filed April 9, 2014 File No. 333-193387

Dear Ms. Kim:

Pursuant to your request, Glori Acquisition Corp. (the “Company”, “we”, “us” or “our”) hereby submits a marked version of Amendment No. 4 to the Registration Statement on Form S-4 filed on April 9, 2014 (the “Form S-4”) as well as the changed pages from the Form S-4 (excluding any formatting changes). Should you need any additional information, please contact our counsel, Stuart Neuhauser, Esq. or Joshua Englard, Esq. at (212) 370-1300.

Very truly yours,

INFINITY CROSS BORDER ACQUISITION CORPORATION

By: /s/ Mark Chess Name: Mark Chess Title: Executive Vice President

cc:	Ellenoff Grossman & Schole LLP